Exhibit 99.1

Luokung Technology Corp. Announces Investment of Honbridge Holdings Limited

Beijing, January 17, 2019 /PRNewswire/ -- Luokung Technology Corp. (Nasdaq: LKCO)(” Luokung” or the “Company”), a global leading graphics data processing technology company, a leading interactive location-based services in China, and a pioneer and leader of the railway Wi-Fi market in China, today announced that it has entered into a Securities Purchase Agreement (the “Agreement”) with Honbridge Holdings Limited, a Cayman Islands corporation (the “Purchaser”) on January 16, 2019.

Pursuant to the terms of the Agreement, the Company agrees to sell, and the Purchaser agrees to purchase, 2,000,000 shares of Ordinary Shares of the Company (the “Shares”) at a price of $6 per share for a total amount of $12,000,000 (the “Subscription Amount”). Upon receiving 50% of the Purchaser’s Subscription Amount, (the “Initial Subscription Amount”), the Company shall deliver the 1,000,000 shares of Ordinary Shares of the Company (the “Initial Shares”) to the Purchaser (the “Initial Closing Date”). The Company shall file a Registration Statement on Form F-3 with the SEC seeking registration of the Shares for resale (the “Registration Statement”) as soon as practicable, which shall be within two weeks after either (i) the Initial Closing Date or (ii) the date of the Company’s filing its annual report for the year ended December 31, 2018; provided that, however, the Company shall ensure that, in any event, the date of filing the Registration Statement (i) shall not be later than the date of filing the Registration Statement for other shareholders of the Company; and (ii) shall not be later than April 30, 2019.

Within five (5) business days of the satisfaction or waiver of certain closing conditions including but not limited to the effectiveness of Registration Statement, the Company shall have the right to require the Purchaser to purchase the remaining 1,000,000 shares of Ordinary Shares of the Company (the “Subsequent Shares”) by delivering to the Purchaser an irrevocable written notice that the Company has exercised its right to require the Purchaser to purchase the Subsequent Shares (the “Subsequent Closing Notice”). The Purchaser shall pay the remaining Subscription Amount (namely, US$6,000,000) (the “Subsequent Subscription Amount”) by wire transfer to the bank account designated by the Company within five (5) Business Days of the date receiving the Subsequent Closing Notice and the Company shall deliver the 1,000,000 shares of the Ordinary Shares of the Company to the Purchaser within three (3) Business Days of the payment of the Subsequent Subscription Amount (the “Subsequent Closing”). If the SEC only approves the effectiveness of the Registration Statement covering the resale of the Initial Shares, the Purchaser shall notify the Company in writing or sending a notice to the Company whether it shall purchase the Subsequent Shares within seven (7) calendar days of the date on which the restrictive legend on the certificates representing the Initial Shares is removed. The purchase price shall be fixed at US$6.00 per Share. The Company shall deliver the Subsequent Shares to the Purchaser within three (3) Business Days of the payment of the Subsequent Subscription Amount and shall file a Registration Statement covering the resale of the Subsequent Shares within four weeks after the date of payment of the Subsequent Subscription Amount by the Purchaser. If the Subsequent Closing conditions have not occurred by the date that is nine (9) months after the Initial Closing Date, the Purchaser’s obligation to purchase the Subsequent Shares shall be terminated. The Company and the Purchaser shall sign a separate agreement if the Purchaser wants to purchase any Ordinary Share after a period of the 9 months from the Initial Closing Date. If the Company fails to file the Registration Statement covering the resale of the Shares on or before April 30, 2019 or fails to file the Registration Statement covering the resale of the Subsequent Shares before the deadline provided in Agreement, it shall indemnify the Purchaser US$30,000 per calendar day, subject to a maximum of US$3 million in aggregate.

The Shares to be issued by the Company pursuant to the Agreement shall be sold and issued pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Luokung Technology Corp.

Luokung Technology Corp. (“Luokung”) is a global leading graphics data processing technology company, a leading interactive location-based services in China, and a pioneer and leader of the railway Wi-Fi market in China. Luokung’s core mobile application product, the Luokung platform, is a Location-based Service (LBS) social content and service distribution platform. Luokung mainly provides personalized and precise services to long distance travelers in two locations: on the train and at the destination. Based on the travel environment, the core elements of our users’ needs include starving off boredom on trains and discovering and exploring new locations upon arrival. Our main offerings include entertainment services (video and audio, digital reading material, games specific and tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through social interaction among strangers based on their locations). Luokung obtains travel users by the typical entrance for long-distance travel: offering free Wi-Fi services by systems deployed on the trains. Currently, 290 trains are in operation with the Luokung platform, covering about 200 million passenger trips per year. As the end of 2017, the Luokung platform had approximately 38 million users. More information may be found at http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:
At the Company:
Mr. Jay Yu
Chief Financial Officer
Tel:  +86-10-5327-4727
Email: yujie@luokung.com